# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StepStone Private Infrastructure Fund, CIK 0001957892
CUSIP: 85914R304, 85913Y102
Title of class of securities: Class D and Class U Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 128 S. TRYON ST., SUITE 1600, CHARLOTTE, North Carolina (NC), 28202
Date of event which requires filing of this statement: 06/16/2026
Amends the filing with accession number 0001193125-26-260317
Filed by CIK 0001502287
Persons authorized to receive notices and communications: Jennifer Y. Ishiguro, StepStone Group LP, 4225 Executive Square, Suite 1600, La Jolla, California (CA), 90237, 858-558-9700

## Reporting persons
- StepStone Group LP (CIK 0001502287): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class D Shares outstanding as of the date of this filing. This Schedule 13D/A relates to the following classes of securities of StepStone Private Infrastructure Fund, a Delaware statutory trust registered under the Investment Company Act of 1940 (the "Issuer"): Class D Common Shares of Beneficial Interest (the "Class D Shares") with CUSIP 85914R304 and Class U Common Shares of Beneficial Interest (the "Class U Shares") with CUSIP 85913Y102. As of the date hereof, the Reporting Person directly holds 2,014.252 Class U Shares, representing 1.83% of the Class U Shares outstanding. As of the date hereof, the Reporting Person no longer beneficially owns any Class D Shares and is no longer the beneficial owner of more than 5% of the Class U Shares. This filing represents an exit filing for the Reporting Person with respect to the Class D Shares and Class U Shares. This comment shall serve as full disclosure of the beneficial ownership of the securities of the Issuer. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class D and Class U Common Shares of Beneficial Interest
Name of issuer: StepStone Private Infrastructure Fund
Address of issuer's principal executive offices: 128 S. TRYON ST., SUITE 1600, CHARLOTTE, North Carolina (NC), 28202
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D filed by the Reporting Person on June 5, 2026 (as so amended, the "Schedule 13D") and relates to shares of beneficial interest of StepStone Private Infrastructure Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Issuer"), designated as the Class D Common Shares of Beneficial Interest (the "Class D Shares") and Class U Common Shares of Beneficial Interest (the "Class U Shares" and collectively, the "Common Shares") of the Issuer. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated as follows.

As of the date hereof, the Reporting Person directly holds 2,014.252 Class U Shares, representing 1.83% of the Class U Shares outstanding. As of the date hereof, the Reporting Person no longer beneficially owns any Class D Shares and is no longer the beneficial owner of more than 5% of the Class U Shares. This filing represents an exit filing for the Reporting Person with respect to the Class D Shares and Class U Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
See 5(a) above.
Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Shares since the filing of the initial Schedule 13D on June 5, 2026.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:
On June 16, 2026, 1,007.20 Class D Shares were redeemed by the Issuer at a price of $15.57 per share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:
As of June 8, 2026, the Reporting Person has ceased to be the beneficial ownership of more than five percent of the Issuer's Class U Shares. As of June 16, 2026, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's Class D Shares. This filing on Schedule 13D constitutes an exit filing for the Reporting Person with respect to the Class U Shares and Class D Shares.

## Signatures
- StepStone Group LP: /s/ Jennifer Y. Ishiguro, Jennifer Y. Ishiguro, Partner, Chief Legal Officer, and Secretary of the General Partner, StepStone Group Holdings LLC (06/18/2026)